Exhibit 99.2

PNI DIGITAL MEDIA INC.
Suite 590 – 425 Carrall Street
Vancouver, British Columbia, V6B 6E3
Telephone No: (604) 893-8955 Fax No: (604) 893-8966

INFORMATION CIRCULAR
as at February 4, 2013

This Information Circular is furnished in connection with the solicitation of proxies by the management of PNI Digital Media Inc. (the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of its shareholders to be held on March 14, 2013 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to PNI Digital Media Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company, or by a proxy advisory firm on behalf of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Company.

A shareholder entitled to vote at the Meeting has the right to appoint a person or company, other than either of the persons designated in the accompanying form of Proxy, who need not be a shareholder, to attend and act for the shareholder on the shareholder’s behalf at the Meeting, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of Proxy or by completing and delivering another suitable form of proxy. Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,
(b)	any amendment to or variation of any matter identified therein, and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for management’s nominees for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following options:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, or from outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

via the internet at Computershare’s voting website www.investorvote.com. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s board of directors (“Board”) at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: - Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all beneficial shareholder instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it using one of the following methods:

(a)

deliver a proxy bearing a later date executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and to Computershare or to the address of the registered office of the Company at Suite 590 – 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, at any time up to 48 hours before the scheduled commencement of the Meeting or, if the Meeting is adjourned, 48 hours before the scheduled commencement of the reconvened Meeting; or

(b)

deliver a valid notice of revocation executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company at Suite 590 – 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof; or

(c)	personally attend the Meeting and vote the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed February 4, 2013 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”). As of February 4, 2013, the Company had 34,299,472 outstanding fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at February 4, 2013 are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Invesco Canada Ltd. (formerly Invesco Trimark Ltd.)	5,636,500	16.4%
Nicusa Investment Advisors	4,619,235	13.5%
Notes:

(1)	This information was obtained from the shareholder directly or from publicly available information.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended September 30, 2012, the report of the auditor thereon, the related management discussion and analysis and annual information form will be placed before the Meeting. The Company’s Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Ontario and Quebec. Copies of the documents and additional information may be obtained by a shareholder upon request without charge from the Secretary of the Company at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3 and will be available at the Meeting. These documents are filed and available for review at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are five director positions to be filled. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the five nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy described below, the five nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The size of the Board is currently determined at seven. The Board proposes that the number of directors be reduced to five. Shareholders will be asked to approve an ordinary resolution that the number of directors elected be fixed at five. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number that voted “withhold”, the nominee will submit his or her resignation promptly after the Meeting to the Chair for the consideration by the Board. The Board shall consider the offer of resignation and whether to accept it within 90 days following the applicable meeting, and announce its decision via press release. If a sufficient number of Board members receive a Majority Withheld Vote in the same election, such that the Board no longer has a quorum, then the independent directors shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only directors who do not receive a Majority Withheld Vote in the same election do not constitute a quorum for a Board meeting, all directors may participate in the determination of whether or not to accept the resignation offers. The policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is attached as Schedule “A” to this Information Circular and is posted on the PNI website at http://www.pnimedia.com/pni-investor-relations/corporate-governance.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (including for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 4, 2013.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Peter Fitzgerald(5)(6)(7) Chairman and Director Herts, United Kingdom	Company Chairman of the Board; retired businessman	Since July 31, 2001	1,757,337(2)
Kyle Hall(7) Chief Executive Officer and Director British Columbia, Canada	Chief Executive Officer of the Company	Since March 29, 2009	700,000(3)
Robert Chase Director Nominee British Columbia, Canada	Chief Operating Officer of Absolute Software from 2010 to present; Chief Financial Officer of Absolute Software from 2004 to 2010.	Nominee	167,200(4)
Dave Jaworski Director Nominee British Columbia, Canada	Vice President of Sales and Marketing at NetSteps from 2011 to present; Director at Meta Media Partners, LLC from April 2009 to present; Chief Technology Officer of Intero Alliance LLC from 2009 to 2011; Chief Executive Officer of PassAlong Networks from 2002 to 2009.	Nominee	Nil
Josef Vejvoda Director Nominee Ontario, Canada	President of Jove Capital Inc. from 2010 to present; Managing Director at MGI Securities Inc. from 2007 to 2010.	Nominee	40,000

Notes:

(1)

The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees. The information as to principal occupation, business or employment of the respective nominees is set out below under “Occupation, Business or Employment of the Director Nominees”.

(2)	Peter Fitzgerald holds options to purchase an aggregate of 125,000 Common Shares and 3,334 restricted stock unit awards
(“RSUs”), details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.
(3)

Kyle Hall holds options to purchase an aggregate of 550,000 Common Shares and 1,050 RSUs, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(4)	These Common Shares are indirectly owned and held by Mr. Chase’s wife.

(5)	Member of the Audit Committee.
(6)	Member of both the Compensation Committee and Corporate Governance Committee.
(7)	Member of the Executive Committee.

You can vote for all of these Directors, vote for some of them and withhold for others, or withhold for all of them. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as Directors of the Company.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Occupation, Business or Employment of Director Nominees

Peter Fitzgerald – Director and Chairman of the Board

Mr. Peter Fitzgerald joined the Company’s Board of Directors on July 31, 2001 and became Chairman of the Board in 2004. Prior to joining the Company, Mr. Fitzgerald was CEO of Gretag Imaging, a company manufacturing imaging equipment and systems. Previous to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, for over seven years. While he was CEO of Qualex, Mr. Fitzgerald also retained his active role as a Corporate Vice President within Eastman Kodak where, among other responsibilities, he carried on the role of General Manager, Worldwide Consumer Imaging Services. Peter Fitzgerald obtained his M.S.C. from the Massachusetts Institute of Technology in 1989, a PMD from Harvard Business School in 1983, and an FCCA from the Chartered Association of Certified Accountants in 1973.

Kyle Hall – Director, President and Chief Executive Officer

Mr. Kyle Hall first joined the Company in 2000 as Vice President, Sales and Marketing, after having been instrumental in the success of other technology companies such as Telepix Imaging, MGI Software and Corel Corporation. Mr. Hall was named Chief Executive Officer of PNI in October 2008 and joined the Company’s Board on March 29, 2009. Since becoming Chief Executive Officer, the company has received several awards including top 15 finishes in the prestigious Profit100™ and Deloitte Fast50™ annual rankings for performance companies. Mr. Hall has 20 years of industry experience, is a former professional football player, and is a graduate of the University of Western Ontario.

Robert Chase – Nominee

Mr. Robert Chase is a director nominee. Mr. Chase is currently Chief Operating Officer (“COO”) of Absolute Software Corporation (“Absolute”) (TSX:ABT), a global technology leader in IT security and management for PC, Mac, iOS and Android devices, servicing over 30,000 customers worldwide through sales and technology partnerships with the world’s leading computer manufacturers. Rob is responsible for the overall corporate strategy, operational alignment and efficiency, and business effectiveness of Absolute. To this role, Rob brings more than 20 years of finance and operational expertise – including 10 years in executive leadership at Absolute. Before becoming COO in July 2010, Rob served as Absolute’s Chief Financial Officer where he oversaw Absolute’s finance functions and investor market-facing activities. Rob joined Absolute as Director of Finance in 2000. Prior to joining Absolute, Rob obtained his Chartered Accountant designation while working with Deloitte, and also worked as an executive compensation consultant with Towers Perrin. Rob holds a Bachelor of Business Administration from Simon Fraser University.

David Jaworski – Nominee

Mr. David Jaworski is a director nominee. Mr. Jaworski is CEO of Meta Media Partners, LLC. Current customers include The Lifebook Company, LLC where Dave currently serves as Chief Operating Officer and NetSteps, LLC where he serves as Vice President of Sales and Marketing. Dave also serves as a Board Member of 2xGlobal, a non-profit focused on developing and mentoring leaders. He developed the Stave Evaluation (http://OnlineTeamEvaluation.com) for 2xGlobal’s for-profit arm, 2xConsulting. Dave is a successful entrepreneur with over 30 years of technology, sales and marketing, and executive management experience. This experience includes developing and delivering profitable, award winning software and Internet technology products. The third employee at Microsoft Canada, Jaworski was instrumental in launching Microsoft’s Canadian operation. Dave was awarded the first-ever Bill Gates’ Chairman’s Award of Excellence for his work, recognizing him as Microsoft’s #1 employee worldwide that exemplified excellence by Bill Gates and the Microsoft Executive team. He was Microsoft’s National Sales Manager before being promoted to General Manager of U.S. Sales Operations. After leaving Microsoft, Jaworski served as VP of Sales for Arabesque Software, founder and CEO of Provident Ventures, Inc., Senior VP and General Manager of Gaylord Digital, the Internet division of Gaylord Entertainment and founder and CEO of PassAlong Networks - providing Digital Media and Content Management for over 200 clients including eBay. Jaworski served as Chief Technology Officer for Intero Alliance, building the Intero Lifestyle Network, a content management system and digital media store platform with extensive integration of global social media. Dave led the Intero delivery of a customized implementation of this technology to Avon Products, Inc., the world’s largest direct sales company, launching it in 62 countries in 37 languages.

Josef Vejvoda – Nominee

Mr. Josef Vejvoda is a director nominee. Mr. Vejvoda is the President of Jove Capital Inc., a boutique financial services and investment firm which provides strategic advisory services to a broad range of clients including large institutional investors, numerous boards of directors as well as senior management teams. Mr. Vejvoda has over 20 years of extensive equity capital markets experience in both the public and private sectors. Josef has held senior management roles at a number of the country’s largest financial institutions including Merrill Lynch Canada, the Ontario Ministry of Economic Development, the Bank of Montreal, National Bank Financial and TD Bank Financial Group. Mr. Vejvoda served as the Vice-President of software technology at National Bank Financial as well as VP of technology software/services at TD Securities earlier in his career. As a Managing Director in the investment banking sector, Josef lead the corporate finance department for a national boutique investment dealer whose parent company managed over $12 billion in assets under administration. Mr. Vejvoda has personally directed or participated in numerous equity financings, initial public offerings and/or merger acquisition transactions, with a collective aggregate valuation easily exceeding a billion dollars. Josef was an active member of the board of directors of MGI Securities, a full service IIROC registered investment dealer for approximately four years and has also served on numerous non-profit and charity boards. Josef is a bachelor of computer science graduate from Queen’s University in Kingston, Ontario and has been a registered portfolio manager with the Ontario Securities Commission. Mr. Vejvoda has also completed the Canadian Securities Course, the Portfolio Management Course, the Investment Management Techniques Course, as well as the Partners, Directors and Officers Exam and has earned the Chartered Investment Manager (CIM®) designation from the Canadian Securities Institute.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 (“NI 52-110”) of the Canadian Securities Administrators requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor as set forth below.

The Audit Committee’s Charter

The Company’s audit committee has adopted a charter, a copy of which was attached to the Information Circular prepared for the Company’s 2006 Annual General Meeting and was filed February 1, 2006 on www.sedar.com.

Composition of the Audit Committee

The audit committee consists of three directors. The members of the audit committee are Peter Fitzgerald (Chairman), Peter Scarth and Thomas Nielsen. Peter Scarth and Thomas Nielsen are not returning as director nominees. A new audit committee will be appointed subsequent to the Meeting.

All members of the audit committee are independent and all members of the audit committee are financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the Board’s opinion, reasonably interfere with the exercise of a member’s independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company.

Relevant Education and Experience

Peter Fitzgerald joined the Company’s Board of Directors in August 2001 and became Chairman of the Board in 2004. Prior to joining the Company, Mr. Fitzgerald was CEO of Gretag Imaging where he built the company into one of the world's leading manufacturers of imaging equipment and systems before leaving to pursue personal interests. Previous to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, which he led very successfully for over seven years. While he was CEO of Qualex, Mr. Fitzgerald retained his active role as Vice President within Eastman Kodak where among other titles he carried the role of General Manager, Worldwide Consumer Imaging Services.

Peter Scarth obtained his Professional Engineering designation, in Chemical Engineering in 1969 from Queens University. Mr. Scarth is a retired businessman, but in his previous employment he was President and Chief Executive Officer of the Company from March 2001 to October 2004 and was Vice President and Business Manager, Consumer Imaging and Vice President of the Motion Picture division within Kodak Canada.

Thomas Nielsen Thomas Nielsen obtained his Bachelor of Computer Science in 1990 from the Tietgenskolen, EDB-skolen, Denmark. Mr. Nielsen is currently the President for Altona Consulting, LLC, a boutique consulting firm specializing in advising public and private Boards and C-level executives around strategy, M&A activities and financing. Nielsen most recently served as President & CEO for RealNetworks, a pioneer in digital media solutions. Prior to RealNetworks, Mr. Nielsen was Vice President Marketing & Business Strategy, Digital Imaging Products at Adobe Systems Incorporated Creative Professional Business Unit. Prior to Adobe, Mr. Nielsen led the Windows Printing and Imaging and Windows Digital Document teams at Microsoft

The audit committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. The audit committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls.

Each member of the audit committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the Board to nominate or compensate any auditor other than PricewaterhouseCoopers LLP.

Reliance on Certain Exemptions

During the year ended September 30, 2012 the Company’s auditor, PricewaterhouseCoopers LLP, were engaged to perform an independent review of the Company’s software development lifecycle processes, which was a material non-audit service. The Company has not relied on the exemptions set out in Sections 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

Except for those set out in the Audit Committee Charter, the audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Fees incurred with PricewaterhouseCoopers LLP for audit and non-audit services in the last two fiscal years for are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended September 30, 2011	Fees Paid to Auditor in Year Ended September 30, 2012
Audit Fees(1)	$275,000	$303,750
Audit-Related Fees(2)	Nil	$1,480
Tax Fees(3)	$15,560	$Nil
All Other Fees(4)	$227,188	$59,500
Total	$517,748	$364,730

(1)

“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements and also fees incurred in relation to the performance of quarterly reviews. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700 – 250 Howe Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company for the ensuing year.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s view, reasonably be expected to interfere with the exercise of a director’s independent judgment.

Management is delegated the responsibility of meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course,

managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, as well as all debt and equity financing transactions. As part of its supervisory role, the Board adopted a Code of Ethics, a policy on Trading Restrictions, a Whistle Blower Policy and a Majority Voting Policy. Through its audit committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems. During the past 12 months, the Board was responsible for approving executive compensation and approving share option grants.

The independent members of the Board are Cary Deacon, Thomas Nielsen, Peter Scarth and Peter Fitzgerald.

The non-independent directors are Kyle Hall and Cory Kent. Mr. Hall is not considered independent, as he is currently employed by the Company. Mr. Kent is not considered independent, as he is an officer of the Company and a partner of a law firm which provides legal services to the Company.

Currently, a majority of the directors on the Board are independent. Peter Scarth, Cory Kent, Thomas Nielsen and Cary Deacon will not be re-nominated at the Meeting.

Board Mandate

The Board has not adopted a written mandate. The Board finds the fiduciary duties placed on individual directors by the Company’s policies, its governing corporate legislation, the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a committee of the Board remains with the full Board. The Board has adopted a non-delegation policy which generally reserves to the Board the sole authority in respect of fundamental aspects and of the Company’s business, including annual budgets and extraordinary transactions, and requires that all material transactions (those in excess of $1,500,000) receive prior Board approval.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The following table sets forth the record of attendance at Board and committee meetings by the Directors for the 12 month fiscal period ended September 30, 2012.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Executive Committee
Peter Fitzgerald (1)	9 of 9	4 of 5	2 of 4	N/A	1 of 1
Kyle Hall	9 of 9	N/A	N/A	N/A	1 of 1
Cary Deacon(2)	6 of 9	N/A	3 of 4	N/A	1 of 1
Peter Scarth(6)(9)	9 of 9	5 of 5	1 of 4	N/A	N/A

Director	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Executive Committee
Thomas Nielsen(4)(6)(9)	8 of 9	4 of 5	1 of 4	N/A	1 of 1
Cory Kent(9)	8 of 9	N/A	N/A	N/A	N/A
Robert Chisholm(5)(6)(7)(8)	8 of 9	5 of 5	4 of 4	N/A	N/A

Notes:

(1)	Audit Committee Chairman.
(2)	Compensation Committee Chairman. Joined the Board of Directors on December 31, 2011.
(3)	Corporate Governance Committee Chairman.
(4)	Executive Committee Chairman.
(5)	Former Audit Committee Member.
(6)	Former Compensation Committee Member.
(7)	Former Corporate Governance Committee Member.
(8)	Robert Chisholm resigned as a director and as the Chair of the Audit Committee on December 12, 2012.
(9)	Peter Scarth, Cory Kent and Thomas Nielsen will not be re-nominated at the Meeting.

Other Directorships

Cory Kent is a director and corporate secretary of Starcore International Mines Ltd., a reporting issuer listed on the TSX and Nevada Sunrise Gold Corporation, a reporting issuer listed on the TSX Venture Exchange.

Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company’s business and industry, and directors’ responsibilities. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. The Board does not provide formal continuing education opportunities for its directors. Directors are expected to maintain their own level of proficiency.

Ethical Business Conduct

The Board adopted a Code of Ethics, a policy on Trading Restrictions, a Whistle Blower Policy and a Majority Voting Policy, which govern all employees, officers and directors of the Company. A copy of the Code of Ethics, policy on Trading Restrictions, the Whistle Blower Policy and the Majority Voting Policy, are all available at http://www.pnimedia.com/pni-investor-relations/corporate-governance.

Nomination of Directors

The Board reviews its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee. The functions entailed in nominating persons to the Company’s Board and senior management are performed in tandem by the Compensation Committee and by the Board as a whole.

Compensation Committee

The compensation committee of the Board has the following responsibilities:

  Recommend to the Board the form and amount of compensation to be paid by the Company to the directors for service on the Board and its committees;

  Review the Company’s base compensation structure and the Company’s incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed;

  Recommend to the Board the annual base compensation of the Company’s executive officers and senior managers (collectively the “Officers”);

  Recommend to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

  Recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan;

  Evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;

  Periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers, and any succession plans, and make recommendations to the Board regarding appointment of Officers;

  Administer the Company’s share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

The members of the compensation committee are Cary Deacon (Chairman), Peter Fitzgerald and Thomas Nielsen. All members of the compensation committee are independent directors.

A copy of the Compensation Committee Charter can be viewed at the Company’s website at http://www.pnimedia.com/pni-investor-relations/corporate-governance. The role and deliberations of the compensation committee are set out in greater detail under the heading “Statement of Executive Compensation” below.

Other Board Committees

The Board has no committees other than as disclosed herein. In addition to the audit and compensation committees, the Board has appointed the following committees:

Corporate Governance Committee

The members of the corporate governance committee are Cary Deacon, Peter Fitzgerald, Thomas Nielsen and Peter Scarth. Thomas Nielsen is not returning as director nominees at the Meeting. A new corporate governance committee will be appointed subsequent to the Meeting.

The corporate governance committee is responsible for identifying and recommending to the Board the members and chairperson for each Board committee. It is also responsible for periodically reviewing and assessing the Company’s corporate governance principles and recommending changes to those principles to the Board.

A copy of the Corporate Governance Charter can be viewed at the Company’s website at http://www.pnimedia.com/pni-investor-relations/corporate-governance.

Executive Committee

The members of the executive committee are Thomas Nielsen (Chairman), Cary Deacon, and Peter Fitzgerald. Thomas Nielsen is not returning as a director nominee at the Meeting. A new executive committee will be appointed subsequent to the Meeting.

The executive committee is responsible for assessing the Company’s strategic opportunities.

Assessments

The Board does not conduct formal assessments of Board member performance.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (“NEO”) means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following officers are the NEOs of the Company for purposes of the following disclosure.

Name of Officer	Position	Date
Kyle Hall	Chief Executive Officer (“CEO”)	Appointed October 1, 2008
Patrick Nangle	Chief Operating Officer (“COO”)	Appointed July 17, 2012
Cameron Lawrence (1)	Chief Financial Officer (“CFO”)	Appointed September 11, 2012
Aaron Rallo	Former President and COO	Resigned December 31, 2011
Simon Bodymore	Former CFO	Resigned August 9, 2012
Harley Ware	Former EVP In-Store Retail Systems	Resigned October 31, 2012

Notes:

(1)	Cameron Lawrence was appointed as the interim CFO on September 11, 2012. His appointment as CFO was confirmed on December 12, 2012.

Compensation Discussion and Analysis

The Compensation Committee takes the principal role in establishing the Company’s executive compensation plans and policies. In establishing policies covering base salaries, benefits, annual bonuses and long term incentive plans, the Compensation Committee takes management’s recommendations into consideration. The Compensation Committee has not formally engaged any outside agents to assist in establishing policies or performing any kind of benchmarking or market analysis.

Objectives of Executive Compensation

The Compensation Committee endeavors to ensure the Company’s compensation policies:

  attract and retain highly qualified and experienced executives and managers;

  recognize and reward contribution to the success of the Company as measured by the accomplishment of specific performance objectives;

  ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company; and

  provide for health care coverage, disability and life insurance,

As the Compensation Committee assessed NEO performance at year-end and determined the appropriate compensation for the senior executive group, it took into consideration the objectives of executive compensation related to the annual incentive bonus and other equity-based plans available to the executives.

We are acutely aware that many of our shareholders, employees and other stakeholders have experienced financial losses as a result of the recent global economic slowdown and the Company’s share price is currently at levels significantly lower than those experienced less than three years ago.

With regards to a significant proportion of compensation being at risk and linked to the Company’s success, we have structured our long term incentives to ensure the directors, executives and senior management are all exposed to the long-term success of the business and will realize value personally when the Company succeeds. As a result of this, the recent deterioration in the Company’s share price has had the effect of significantly reducing the value of awards previously issued to directors and officers.

Our annual incentive bonus has, to date been based predominantly on meeting financial targets as the Company has worked to scale its operations and generate positive cash flows on a consistent basis.

Structure of Executive Compensation

The Company’s executive compensation plan covers the following areas:

  base salary

  annual incentive bonus

  equity participation

  benefits

In assessing compensation, the Compensation Committee relies on their own experience and knowledge to make reference to relevant industry norms, experience, past performance, internal equity, level of responsibility and corporate performance. In addition, the CEO provides input to the Compensation Committee with respect to the performance of each member of the senior management team and recommends base salary adjustments. The CEO also recommends corporate performance goals at the start of each year. After considering the CEO’s recommendations, the Board and its Compensation Committee together determine any performance-based salary adjustments, bonuses and share option grants.

Base Salary

Base salaries are established at levels meant to be competitive with other companies in the software industry and with companies of a similar size to the Company. Base salaries are determined following an assessment of each executive officer’s experience, past performance, level of responsibility and importance of the position to the Company, individual performance and performance of the Company relative to the industry. The Compensation Committee may make adjustments to salary levels, if warranted, after an evaluation of executive and Company performance, current salary, competitive positioning and any change in responsibilities assumed by the executive.

Base salaries are reviewed annually around March or April of each year. The CEO recommends base salary adjustments to the Compensation Committee for senior executives other than himself. The Compensation Committee determines the base salary adjustment for the CEO and other senior executives taking into consideration past performance and also the long-term goals of the Company.

Base salary adjustments made for the NEO’s during the year ended September 30, 2012 were as follows:

NEO	Title	Base Salary Increase ($)	Base Salary during fiscal year ($)	Increase (%)
Kyle Hall	CEO	Nil	265,000	0%
Patrick Nangle	COO	Nil	225,000	0%
Cameron Lawrence	CFO	Nil	150,000	0%
Simon Bodymore	Former CFO	Nil	190,000	0%
Aaron Rallo	Former President and COO	Nil	225,000	0%
Harley Ware	Former EVP Development	Nil	200,000	0%

Annual Incentive Bonus

Each year the Board sets financial and other targets for management, and implements and sets an annual incentive bonus plan for each NEO, which provides a variable component of total cash compensation directly related to the financial performance of the Company. For the fiscal year ending September 30, 2012 NEO’s were able to earn an annual incentive bonus subject to the Company meeting certain revenue and earnings targets. For achieving the targets in full, each NEO was able to earn an annual incentive bonus equal to 50% of base salary. Failure to meet the targets would result in a lower amount being earned and results over and above targets allowed for additional amounts to be earned. As a result of the parameters set, the values earnable under the bonus plan ranged from 0% to 100% of the individual’s annual base salary.

For the 2013 fiscal year, the NEOs will be entitled to a bonus based upon reaching revenue and Adjusted Non-GAAP EBITDA targets established by the Board. 75% of the bonus is based on the revenue target and 25% of the bonus is based on the achieving the Adjusted Non-GAAP EBITDA.

As a result of the actual revenue and Adjusted Non-GAAP EBITDA achieved during 2012, none of the NEO’s earned a bonus for the year ended September 30, 2012.

Payments made to NEOs during fiscal 2012 relate to performance against 2011 targets. Payments made to NEOs during fiscal 2011 related to performance against 2010 targets.

For fiscal 2011 and 2010 the annual bonuses were measured predominantly against a financial measure of Free Cash Flow targets as well as a number of operational targets that were relevant to their direct responsibilities. For the purpose of the bonus, Free Cash Flow was defined as Adjusted Non-GAAP EBITDA, less purchases of items of property and equipment.

Key achievements for 2011 that affected bonus calculations for NEOs include financial results, acquisition of new customers, growth of business from existing customers and operational efficiencies gained in the software development cycle. The specific criteria set for the 2011 bonus for the CEO; President and CFO was based on EBITDA less capital expenditures for 2011 and the actual cost of the bonus. For the 2011 calendar year, none of the NEO’s earned a bonus as a result of the actual revenue and Adjusted Non-GAAP EBITDA that was achieved.

Key achievements for 2010 that affected bonus calculations for NEOs include financial results, acquisition of new customers, growth of new business from existing customers and operational efficiencies. The specific criteria set for the 2010 bonus for the CEO, President and CFO was based on EBITDA less capital expenditures and the actual cost of the bonus payment. In addition, each NEO had specific goals to be met in order to earn an additional bonus payment. For the 2010 fiscal year, bonuses equal to 19.5% of annual salary were earned by each of the NEOs based on their performance against financial and operational targets. These bonuses were paid out in the first quarter of fiscal 2011.

For 2010 the Chief Technology Officer was awarded an annual incentive bonus upon successful achievement of operational goals set annually.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way to align their interests with those of its shareholders. The Board believes that, with the Company’s stage of development to date, the grant of share options pursuant to the Company’s 2012 Share Option Plan, as amended, is the most effective way to encourage management and employees to pursue strategies associated with maximizing shareholder value. Share options are granted to senior executives taking into account a number of factors, including the amount and term of share options previously granted, base salary and bonuses and competitive factors. Share options vest on terms established by the Compensation Committee. At least annually, the Compensation Committee reviews the grants of share options to directors, management, employees and consultants.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above. The Board adopted a restricted share unit plan (also termed a deferred share unit plan) (the “RSU

Plan”), as a further equity compensation plan in addition to the Company’s current share option plan. The RSU Plan was approved by the shareholders of the Company at the annual general meeting held on March 10, 2010.

The compensation committee made its recommendations after considering the following:

  The Company is in a different phase of growth today than it was four or five years ago;

  Market conditions have changed;

  Equity rewards were previously not felt to be aligned with strategic, long-term objectives;

  The previous equity compensation plan targeted a broad employee base with less of a financial upside; and

  In the past, there was a lack of continuous, structured plan/approach for grants.

The purpose of the RSU Plan is to attract and retain highly qualified officers, directors, key employees and consultants, and to motivate such officers, directors, key employees and consultants to serve the Company and to encourage the continued employment and service of, and maximum efforts by, officers, key employees and directors of the Company by offering those persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. In the judgment of the Board, an initial or increased grant under the RSU Plan creates valuable incentive and ultimately benefit the Company’s shareholders by more closely aligning the interests of participants in the RSU Plan with those of the shareholders.

The RSUs are akin to “phantom stock” that track the value of the underlying Common Shares but do not entitle the Award holder (described below), to the actual underlying Common Shares until such RSUs vest. Upon vesting, the RSUs are converted on a one-for-one basis for freely tradable, non-restricted Common Shares. The Compensation Committee has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to a RSU vesting. Awards granted under the RSU Plan are divided into two types, a standard share unit award for grant to employees and directors which will vest over time (termed a restricted share unit for the purposes of the plan (a “RSU”), and a performance share unit award (a “PSU”) for grant to executive officers.

The proposed number of RSUs allocated for non-executive employees is currently set at 150,000 per year (for approximately 100 executive and non-executive employees).

Executive employees receive a mix of share options vesting over an 18 month period and in addition a number of PSUs. The PSUs vest over three years. In addition, each PSU is tied to meeting certain performance criteria to be set by the Board at the time of granting the PSU. The PSU will be cancelled to the extent that performance criteria are not met (for instance, if two thirds of the criteria are not met, then two thirds of the PSU will be cancelled). The RSU and PSU grants executive staff is an annual event with the exact amounts granted being subject to final approval by the compensation committee. Finally, non-executive directors receive RSUs and share options annually, and the exact amounts are pursuant to final approval by the compensation committee.

Currently, the maximum number of Common Shares available to be made subject to RSUs and PSUs under the RSU Plan is 600,000, representing approximately 1.7% of the outstanding Common Shares of the Company. Currently, 87,901 Common Shares are subject to RSU or PSU awards, representing approximately 0.11% of the outstanding Common Shares of the Company. Awards which vest will not be available for re-grant under the RSU Plan, however Awards which are cancelled without vesting will again be available for re-allocation.

Actions, Decisions or Policies Made after September 30, 2012

Given the evolving nature of the Company’s business, the Board and its compensation committee continue to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above. No actions, decisions or policies have been made since September 30, 2012 that would affect a reader’s understanding of NEO compensation, except for the following:

(a)	On October 31, 2012, Harley Ware resigned as EVP, In-Store Retail Systems;

(b)

On December 12, 2012, Robert Chisholm resigned as a director of the Company and Cameron Lawrence was appointed as the CFO of the Company. Mr. Lawrence served as the interim CFO since September 11, 2012;

(c)	On October 24, 2012, Cameron Lawrence was granted options to purchase 100,000 Common Shares in the Company at $0.44, expiring on October 24, 2017; and

(d)	On January 2, 2013, Patrick Nangle resigned as COO of the Company.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company with the cumulative total return of the TSX Composite Index from September 30, 2007 to September 30, 2012.

Summary Compensation Table

The following table summarizes all compensation paid or accrued to the NEOs during the previous three fiscal years ended September 30, 2010, 2011 and 2012:

Name and principle position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans ($)(3)	Long-term incentive plans ($)
Kyle Hall(5) CEO	2012	265,000	-	82,680	-	-	-	-	347,680
	2011	265,000	2,740	73,743	51,675	-	-	-	393,158
	2010	256,250	-	-	125,000	-	-	-	381,250
Patrick Nangle(6) COO	2012	46,875	-	42,800	-	-	-	-	89,675
Cameron Lawrence(7) CFO	2012	15,385	-	-	-	-	-	-	15,385
Aaron Rallo Former President and COO	2012	56,250	-	-	-	-	-	171,100(8)	227,350
	2011	225,000	3,479	50,562	43,875	-	-	-	322,916
	2010	225,067	-	-	112,500	-	-	-	337,567
Simon Bodymore(9) Former CFO	2012	174,167	-	-	-	-	-	-	174,167
	2011	190,000	2,828	30,644	37,050	-	-	-	260,522
	2010	181,250	-	-	87,500	-	-	-	268,750
Harley Ware(10) Former EVP, In-Store Retail Systems	2012	200,000	-	42,999	-	-	-	-	242,999
	2011	200,000	3,479	42,518	39,000	-	-	-	284,997
	2010	194,693	-	-	50,000	-	-	-	244,693

Notes:

(1)

Share based awards represent performance share units that were granted and earned in accordance with the Company’s deferred share unit plan through the meeting of certain performance criteria set by the Compensation committee.

(2)

The options granted during fiscal 2011 and 2012 were granted pursuant to the Share Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of the grant. The Black Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company’s common share price, expected dividend yield and risk-free interest rate. The assumptions used in the grant date fair value model are as follows: 2012: expected life of option – 4.46 years; risk free interest rate – 1.18%, dividend yield – 0%, expected volatility –59.14% - 61.85%. 2011: expected life of option – 4.5 years; risk free interest rate – 1.79%, dividend yield – 0%, expected volatility – 60%. 2009: expected life of option - 4 years; risk free interest rate - 1.85%, dividend yield - 0%, expected volatility – 74%.

(3)	The annual incentive figures relate to payments made under the annual incentive bonus scheme.
(4)	Perquisites have not been included as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial years 2010, 2011 or 2012.
(5)	Kyle Hall holds options to purchase an aggregate of 550,000 Common Shares in the capital of the Company.
(6)

On July 17, 2012, the Company announced the appointment of Patrick Nangle as COO. His compensation shown relates to the period of July 17, 2012 to September 30, 2012. Mr. Nangle resigned as COO on January 2, 2013. Mr. Nangle holds options to purchase 200,000 Common Shares in the capital of the Company.

(7)

Cameron Lawrence was appointed as the interim CFO on September 11, 2012. His compensation shown relates to the period of September 11, 2012 to September 30, 2012. Mr. Lawrence was appointed as CFO on December 12, 2012.

(8)	Aaron Rallo resigned as a director on December 6, 2011 and as President and COO on December 31, 2011. Amount included severance benefits paid on termination of employment.
(9)	Simon Bodymore resigned as CFO on August 9, 2012.

(10)	Harley Ware resigned as EVP, In-Store Retail Systems on October 31, 2012.
(11)	An aggregate of $105,560 was paid by the Company to Works Unit Ltd., a company of which Harley Ware is a director, for software development services during the fiscal year ended September 30, 2012.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding for each NEO as at September 30, 2012.

Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (M/D/Y)	Value of Unexercised in-the- money options ($)(1)	No. of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kyle Hall(2)	50,000	1.48	Mar. 25, 2014	Nil	Nil	N/A	N/A
	100,000	1.55	Oct. 4, 2015	Nil	Nil	N/A	N/A
	400,000	0.46	July 12, 2017	Nil	400,000	Nil	Nil
Patrick Nangle	200,000	0.43	July 16, 2017	Nil	200,000	Nil	Nil
Cameron Lawrence	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Simon Bodymore	25,000	1.48	Mar. 25, 2014	Nil	Nil	N/A	N/A
	40,000	1.55	Oct. 4, 2015	Nil	Nil	N/A	N/A
Aaron Rallo	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Harley Ware	100,000	2.00	Mar. 10, 2014	Nil	Nil	N/A	N/A
	55,500	1.55	Oct. 4, 2015	Nil	Nil	N/A	N/A

Note:

(1)	Calculated as the difference between the closing value of the Company’s shares on the TSX on September 30, 2012 ($0.43) and the exercise price of the options.
(2)	Kyle Hall held options to purchase 75,000 common shares expired on at $3.35 which expired on December 11, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended September 30, 2012.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kyle Hall	12,224	7,882	-
Patrick Nangle	6,365	-	-
Cameron Lawrence	-	-	-
Simon Bodymore	2,625	-	-
Aaron Rallo	(7,640)	(1,722)	-
Harley Ware	3,640	4,733	-

Termination and Change of Control Benefits

The compensatory arrangements between the Company and its NEOs are as follows:

Kyle Hall - Pursuant to an agreement dated March 1, 2005, as amended, the Company retains the services of Kyle Hall to act in such capacity as the Company may direct, which currently is as the CEO of the Company, at an annual base salary of $265,000 per annum. The agreement may be terminated without cause upon six months’ written notice or payment of six months’ salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Hall. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Hall’s duties and financial responsibilities, then Mr. Hall is entitled to a cash payment equal to 12 months of his then current base salary.

Patrick Nangle - Pursuant to an agreement dated July 17, 2012, the Company retains the services of Patrick Nangle to act in such capacity as the Company may direct, which currently is as the CFO of the Company, at an annual base salary of $225,000. The agreement may be terminated without cause upon six months’ written notice or payment of six months’ salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Nangle. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Nangle’s duties and financial responsibilities, Mr. Nangle will be entitled to a cash payment equal to 12 months of his then current base salary.

Cameron Lawrence - Pursuant to an agreement dated August 27, 2012, the Company retains the services of Cameron Lawrence to act in such capacity as the Company may direct, which currently is as the CFO of the Company, at an annual base salary of $150,000. The agreement may be terminated without cause upon six months’ written notice or payment of six months’ salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Lawrence. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Lawrence’s duties and financial responsibilities, Mr. Lawrence will be entitled to a cash payment equal to 12 months of his then current base salary.

Aaron Rallo - Until December 31, 2011, pursuant to an agreement dated November 8, 2004, as amended, the Company retained the services of Aaron Rallo to act in such capacity as the Company may direct, which was then as the Chief Operating Officer and President of the Company, at an annual base salary of $225,000 per annum. The agreement was terminated on December 31, 2011, and Mr. Rallo resigned from his positions of President and Chief Operating Officer, under an agreement to pay an amount equivalent to nine months’ salary to Mr. Rallo, to be made in three equal payments of $56,250 on each of January 1, 2012, April 1, 2012 and July 1, 2012. The agreement provided that if there were a change in control of the Company, which created an adverse change of Mr. Rallo’s duties and financial responsibilities, Mr. Rallo would be entitled to a cash payment equal to 12 months of his then current base salary. No such payment was made as there was no change in control of the Company. Mr. Rallo resigned as Director on December 6, 2011.

Simon Bodymore - Pursuant to an agreement dated January 14, 2008 as amended, the Company retains the services of Simon Bodymore to act in such capacity as the Company may direct, which currently is as the CFO of the Company, at an annual base salary of $190,000. The agreement may be terminated without cause upon six months’ written notice or payment of six months’ salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Bodymore. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Bodymore’s duties and financial responsibilities, Mr. Bodymore will be entitled to a cash payment equal to 12 months of his then current base salary.

Harley Ware - Pursuant to an agreement dated November 13, 2009 the Company retains the services of Harley Ware to act in such capacity as the Company may direct, which currently is as the EVP In-Store Retail Services of the Company, at an annual base salary of $200,000. The agreement may be terminated without cause upon six month’s written notice or payment of six month’s salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Ware. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Ware’s duties and financial responsibilities then Mr. Ware will be entitled to a cash payment equal to 12 months of his then current base salary.

Aaron Rallo, Patrick Nangle, Simon Bodymore and Harley Ware are no longer with the Company.

Potential Payments upon Termination

The following table provides information concerning the value of payments and benefits following termination of employment of each NEO under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The amounts below are calculated as if the NEO’s employment had been terminated on September 30, 2012. Receipt of payments on termination is contingent on the NEO delivering a release to the Company.

NEO		Termination Without Cause	Change of Control
Kyle Hall	Salary	132,500	265,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Patrick Nangle(1)	Salary	112,500	225,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Cameron Lawrence	Salary	75,000	150,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Simon Bodymore(2)	Salary	95,000	190,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Aaron Rallo(3)	Salary	56,250	225,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Harley Ware(4)	Salary	100,000	200,000
	Bonus	Nil	Nil
	Options	Nil	Nil

Note:

(1)	Patrick Nangle resigned as COO on January 2, 2013.
(2)	Simon Bodymore resigned as CFO on August 9, 2012.
(3)	Aaron Rallo resigned as director on December 6, 2011 and as President and COO on December 31, 2011.
(4)	Harley Ware resigned as EVP, In-Store Retail Systems on October 31, 2012.

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Except as otherwise disclosed herein, there were no standard arrangements under which directors were compensated by the Company and its subsidiaries thereof for services in their capacity as a director (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts, during the most recently completed financial year, other than through the granting of share options.

For periods prior and up to September 30, 2009, none of the Company’s directors received any direct compensation for their role other than through the award of options to acquire shares of the Company. This policy was adopted as the Company was undergoing a growth phase and was in the process of establishing itself in a position where it could generate positive earnings. By foregoing cash compensation the directors allowed all money generated by the Company to be re-invested back into the business.

Towards the end of fiscal 2009, after taking into consideration the improved financial strength of the Company as well as the desire to leave equity-based compensation available as an incentive for members of staff and senior management, the Board amended their compensation policy effective from October 1, 2009 onwards, so that each director is paid quarterly retainer fees in addition to fees based on the number of Board and Board sub-committee meetings they attend either in person or by telephone.

Director Compensation Table

Compensation awarded to Board members, who are not already shown as an NEO above, during the fiscal year ended September 30, 2012 was as follows:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Peter Fitzgerald	71,600	-	10,502	-	-	59,678 (3)	141,780
Cary Deacon	31,967	-	17,407	-	-	-	49,374
Peter Scarth	31,100	-	10,502	-	-	-	41,602
Thomas Nielsen	31,100	-	10,502	-	-	-	41,602
Cory Kent	27,100	-	10,502	-	-	156,204 (4)	193,806
Robert Chisholm(5)	41,600	-	10,502	-	-	-	52,102

Notes:

(1)

Share based awards represent performance share units that were granted and earned in accordance with the Company’s deferred share unit plan through the meeting of certain performance criteria set by the Compensation committee.

(2)

The options granted during fiscal 2011 and 2009 were granted pursuant to the Share Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of the grant. The Black Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company’s common share price, expected dividend yield and risk-free interest rate. The assumptions used in the grant date fair value model are as follows: 2012: expected life of option – 4.2 years; risk free interest rate – 1.18%, dividend yield – 0%, expected volatility – 60.32%.

(3)

An aggregate of $59,678 was paid by the Company to Digital Photoworks Limited, a company of which Peter Fitzgerald is a director, for consulting services during the fiscal year ended September 30, 2012.

(4)	An aggregate of $156,204 was paid by the Company to McMillan LLP, a law firm in which Cory Kent is a partner, for legal services during the fiscal year ended September 30, 2012.
(5)	Robert Chisholm resigned as a director of the Company on December 12, 2012.

No director fees were paid to either Kyle Hall or Aaron Rallo. All compensation awarded to these two individuals in connection with their roles for the Company was paid to them as NEOs and that information is detailed in the NEO Compensation section above.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all awards outstanding at the fiscal year ended September 30, 2012, for each director, excluding a director already set out in the Company’s NEO disclosure above.

Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (M/D/Y)	Value of Unexercised in-the-money options(1) ($)	No. of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Fitzgerald(2)	50,000	1.48	Mar. 25, 2014	Nil	41,669	3,334	N/A
	25,000	1.55	Oct. 4, 2015	Nil
	50,000	0.46	July 12, 2017	Nil
Peter Scarth(3)	50,000	1.48	Mar. 25, 2014	Nil	41,669	3,334	N/A
	25,000	1.55	Oct. 4, 2015	Nil
	50,000	0.46	July 12, 2017	Nil
Cory Kent(4)	50,000	1.48	Mar. 25, 2014	Nil	41,669	3,334	N/A
	25,000	1.55	Oct. 4, 2015	Nil
	50,000	0.46	July 12, 2017	Nil
Thomas Nielsen(5)	50,000	1.48	Mar. 25, 2014	Nil	41,669	3,334	N/A
	25,000	1.55	Oct. 4, 2015	Nil
	50,000	0.46	July 12, 2017	Nil
Robert Chisholm(6)	50,000	1.48(7)	Mar. 11, 2013	Nil	41,669	N/A	N/A
	25,000	1.55	Oct. 4, 2015	Nil
	50,000	0.46	July 12, 2017	Nil
Cary Deacon	50,000	0.46	July 12, 2017	Nil	41,669	N/A	N/A
	50,000	0.82	July 12, 2017	Nil

Notes:

(1)	Calculated as the difference between the closing value of the Company’s shares on the TSX on September 30, 2012 ($0.43) and the exercise price of the options.
(2)	35,000 common shares owned by Peter Fitzgerald were cancelled, which had an exercise price of $2.32 and expired on March 11, 2013.
(3)	100,000 common shares owned by Peter Scarth were cancelled, which had an exercise price of $2.32 and expired on March 11, 2013.
(4)	100,000 common shares owned by Cory Kent were cancelled, which had an exercise price of $2.32 and expired on March 11, 2013.
(5)	35,000 common shares owned by Thomas Nielsen were cancelled, which had an exercise price of $2.32 and expired on March 11, 2013.
(6)

75,000 common shares owned by Robert Chisholm were cancelled, which had an exercise price of $2.32 and expired on March 11, 2013. Mr. Chisholm resigned as a director of the Company on December 12, 2012.

(7)	During the year ended September 30, 2009, the exercise price of Mr. Chisholm’s 50,000 options was amended from $3.35 to $1.48.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ended September 30, 2012, excluding a director already set out in the Company’s NEO disclosure above.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Fitzgerald	6,660	4,329	-
Peter Scarth	6,660	4,329	-
Cory Kent	6,660	4,329	-
Thomas Nielsen	6,660	4,329	-
Robert Chisholm	6,660	4,329	-
Cary Deacon	8,322	-	-

Termination and Change of Control Benefits

There are no benefits due or payable by the Company to any of its directors, who are not NEOs of the Company, upon their termination as director or upon a change of control of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As set out under “Equity Participation” above, the Company has a share option plan in place (the “Share Option Plan”). The Share Option Plan, and all amendments, have been approved by shareholders and were established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the compensation committee. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. Under the Share Option Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted less Common Shares reserved for issuance outstanding under the Share Option Plan will be reserved for options to be granted, at the discretion of the Board, to eligible optionees. This type of Share Option Plan is called a “rolling” plan. All options expire on a date not later than ten years after the date of grant of such option.

Shareholders approved the adoption of the RSU Plan at the last annual general meeting. See heading “Equity Participation” for disclosure on the RSU Plan.

The following table sets out the number of Common Shares reserved for issue as at September 30, 2012:

Equity Compensation Plan Information [not sure what to

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Share Option Plan (1)	2,231,000	$0.21	1,194,792
RSU Plan	87,901	-	512,099
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of September 30, 2012 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the fiscal year ended September 30, 2012, or has any interest in any material transaction in the current year other than as set out below: During the fiscal year ended September 30, 2012 the Company:

(a)	paid legal fees in the aggregate of $156,204 (2011: $133,242) for legal services provided by McMillan LLP, a law firm in which Cory Kent, a director of the Company, is a partner;

(b)

paid consulting fees in the aggregate of $59,678 (2011: $60,722) for consulting services provided by Digital Photoworks, a company that is partially owned and controlled by Peter Fitzgerald, a director of the Company;

(c)

was recharged its proportional share of shared office running costs with Works Unit Ltd., a company of which Harley Ware, a former officer of the Company is a director, totalling $209,850 (2011: $200,592), in addition the Company used the software development services of this company, incurring costs of $105,560 (2011: $58,941);

(d)	incurred consulting fees of $15,188 (2011: Nil) for services provided by Altona Consulting, LLC, which is a company controlled by a Thomas Nielsen, a director of the Company; and

(e)	incurred consulting fees of $15,213 (2011: Nil) for services provided by LLBC, LLC, a company of which a previous director of the Company controls.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s audited comparative financial statements for the financial year ended September 30, 2012 and the accompanying auditor’s report and related management discussion and analysis. Copies of the Company’s financial statements and related management discussion and analysis, and additional information, may be obtained from www.Sedar.com and upon request from the Company’s Secretary at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, telephone number: (604) 893-8955 or fax number (604) 893-8966.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, February 12, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Kyle Hall”

Kyle Hall
Chief Executive Officer

SCHEDULE "A"

MAJORITY VOTING POLICY

The Board of Directors (the "Board") of PNI Digital Media Inc. (the "Company") believes that each of its members should carry the confidence and support of its shareholders. To this end, the directors have unanimously adopted this statement of policy. Future nominees for election to the Board will be asked to subscribe to this statement before their names are put forward.

Forms of proxy for the vote at a shareholders' meeting where directors are to be elected will enable the shareholder to vote in favour of, or to withhold from voting, separately for each nominee. In an uncontested election of directors of the Company, each director should be elected by the vote of a majority of the shares represented in person or by proxy at any shareholders' meeting involving the election of directors. If any director nominee receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote"), that director shall promptly submit his or her resignation to the Chair for consideration following the meeting. An "uncontested election" means an election where the number of nominees for director equals the number of directors to be elected.

The Board shall consider the offer of resignation and whether to accept it within 90 days following the applicable meeting, and announce its decision via press release. Any director who tenders his or her resignation may not participate in the deliberations of the Board on such matter. In its deliberations, the Board will consider any stated reasons why shareholders "withheld" votes from the election of that director, the size of the voter turnout at the applicable meeting, the length of service and the qualifications of the director, the director's contributions to the Company, the effect such resignation may have on the Company's ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the Board considers relevant. If the Board declines to accept the resignation, it will include in the press release the reasons for its decision.

If a resignation is accepted, the Board may, in accordance with the British Columbia Business Corporations Act and the Company's articles and previously-passed shareholders' resolutions, appoint a new director to fill any vacancy created by the resignation or reduce the size of the Board, within the minimum and maximum number, if any, of directors fixed under the Company's articles. If a director does not tender his or her resignation in accordance with this policy, the Board will not re-nominate that director at the next election.

If a sufficient number of Board members receive a Majority Withheld Vote in the same election, such that the Board no longer has a quorum, then the independent directors shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only directors who do not receive a Majority Withheld Vote in the same election do not constitute a quorum for a Board meeting, all directors may participate in the determination of whether or not to accept the resignation offers.